Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A – 16 OR 15D – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Blocklisting Interim Review	March 1, 2006

Exhibit 99.2	Blocklisting Interim Review	March 1, 2006

Exhibit 99.3	Blocklisting Interim Review	March 1, 2006

Exhibit 99.4	Blocklisting Interim Review	March 1, 2006

Exhibit 99.5	Blocklisting Interim Review	March 1, 2006

Exhibit 99.6	Blocklisting Interim Review	March 1, 2006

Exhibit 99.7	Acquisition Update	March 9, 2006

Exhibit 99.8	Holding(s) in Company	March 20, 2006

Exhibit 99.9	Offer for Brandon Hire plc	March 28, 2006

Exhibit 99.10	Companies House Form 88(2)	March 10, 2006

Exhibit 99.11	Companies House Form 88(2)	March 21, 2006

Exhibit 99.12	Companies House Form 88(2)	March 23, 2006

Exhibit 99.13	Companies House Form 88(2)	March 28, 2006

Exhibit 99.14	Companies House Form 88(2)	March 29, 2006

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

Dated: March 31, 2006	By:	/s/ M J White
Mark J. White
Group Company Secretary and Counsel